EXHIBIT 1.5

Teekay GP L.L.C.

Amendment Number 1 to Second Amended and Restated Limited Liability Company Agreement

The undersigned, being the sole member of Teekay GP L.L.C. (the "Company"), a limited liability company organized and existing under the laws of the Republic of The Marshall Islands, hereby amends the Company's Second and Restated Limited Liability Company Agreement (the "LLC Agreement") pursuant to Section 7.6 of the LLC Agreement as follows:

Section 4.4(a) of the LLC Agreement is deleted in its entirety and replaced with the following Section 4.4(a):

> "The Board of Directors may, from time to time as it deems advisable, appoint and elect (as well as remove or replace at any time with or without cause for any reason) (i) a Chief Executive Officer, (ii) a Chief Financial Officer, (iii) a Secretary and (iv) such other officer positions assigned to individuals as it may elect (collectively, the "Officers"). Each Officer shall be a natural person who is not a resident of Canada for purposes of the Canadian Tax Act, and shall be authorized to, and shall, act in such capacity only outside of Canada; provided that the Secretary may be a resident of Canada for purposes of the Canadian Tax Act. Any two or more offices may be held by the same person. If so appointed by the Board of Directors, the Officers shall have the authority and duties as may from time to time be assigned to them."

Dated as of the 25th day of February, 2008.

Teekay Corporation

By: ____________________________

Name: Arthur Bensler

Title: Corporate Secretary